Mail Stop 0407

      							March 11, 2005

Mr. Philip M. Verges
Chief Executive Officer and Chief Financial Officer
NewMarket Technology Inc.
14860 Montfort Drive, Suite 210
Dalla, Texas 75254

RE:	NewMarket Technology, Inc.
	Form 8-K filed February 28, 2005
            File No. 0-27917


Dear Mr. Verges:

       We have the following comments with regard to the above referenced filing. We welcome any questions you may have about our comments. Feel free to contact us at the telephone numbers listed at the end of this letter.


1. Please revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the company "was notified that Durland & Company, CPAs, PA would not be able to act as the Company`s independent auditors," as that wording is unclear to a reader.

2. In addition, please revise to comply with Item 304(a)(1)(ii) of Regulation S-K which requires a statement whether the accountant`s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant`s report.

3. Finally, in the third paragraph of Item 4.01(a) you state "during the Registrant`s two most recent fiscal years and during any subsequent interim period prior to the resign as the Company`s independent auditors." Please clarify this sentence by the stating the date of resignation.


 	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please provide the supplemental information requested above within 10 business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR.
The amendment requested in the first comment above should be filed as promptly as possible and should be reviewed by the former accountants. The letter required by Exhibit 16 should cover the revised disclosures. Any questions regarding the above should be directed to me at (202) 824-5288, or in my absence, to Robert Benton at (202) 942-1811.

							Sincerely,



							Inessa Berenbaum
						            Staff Accountant


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Mr. Philip Verges
NewMarket Technology Inc.
March 11, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE